Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218
Steven M. Haas Direct Dial: 804 • 788 • 7217 EMAIL: shaas@hunton.com
By EDGAR and Overnight Delivery FOIA CONFIDENTIAL TREATMENT REQUESTED BY CASCADE BANCORP PURSUANT TO 17 C.F.R. § 200.83 March 11, 2014

David Irving

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Cascade Bancorp
Amendment No. 2 to Registration Statement on Form S-4
Filed February 20, 2014
File No. 333-192865

Dear Mr. Irving:

On behalf of our client, Cascade Bancorp (“Cascade” or the “Company”), we are submitting supplemental information enclosed as Appendices A, B and C hereto that was requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) filed by Cascade on February 20, 2014.

On behalf of Cascade, we hereby request pursuant to 17 C.F.R. § 200.83 confidential treatment for all redacted portions of this response letter, which are indicated herein as [Redacted]. Please promptly inform Andrew Gerlicher, Esq., Cascade Bancorp, 1100 NW Wall Street, Bend, Oregon 97701, Phone: (541) 617-3147, of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise. In addition to the electronic filing, we are delivering a hard copy of this letter to the Staff in unredacted form.

FOIA confidential treatment of Appendices A, B and C requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact me at shaas@hunton.com or (804) 788-7212.

Sincerely,

/s/ Steven M. Haas

Steven M. Haas, Esq.

Enclosure

cc:	Christian Windsor, Esq. (Securities and Exchange Commission) (without enclosure)
Andrew J. Gerlicher, Esq. (Cascade Bancorp)

FOIA confidential treatment of Appendices A, B and C requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Appendix A

[Redacted]

FOIA confidential treatment of Appendices A, B and C requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Appendix B

[Redacted]

FOIA confidential treatment of Appendices A, B and C requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Appendix C

[Redacted]

FOIA confidential treatment of Appendices A, B and C requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.